Exhibit 2.1

SYNTEC BIOFUEL INC.
WRITTEN CONSENT OF DIRECTORS IN LIEU OF THE BOARD OF DIRECTORS MEETING

All of the Directors of Syntec Biofuel Inc.(the “Corporation”), a Washington corporation, do hereby consent to and adopt the following resolutions as of May 21, 2008, which resolutions shall have the same force and effect as if they were adopted at a meeting of the Board of Directors duly called and held.

WHEREAS, the Corporation in need of working capital and has accepted a loan from Montilla Capital Inc. in the amount of fifty-four thousand Canadian dollars (CDN$54,000) with interest accruing at ten percent (10%) per annum; and

AND WHEREAS, the loan will be secured under a Promissory Note, due and payable on September 21, 2008:

Now, therefore,

BE IT RESOLVED that the Corporation hereby accepts a loan from Montilla Capital Inc. in the amount of fifty-four thousand Canadian dollars (CDN$54,000) which is subject to:

•	a loan fee of 10%; and

•	interest at a rate of ten percent (10%) per annum to accrue until the said maturity date of the loan;

BE IT FURTHER RESOLVED that the loan will be secured under a Promissory Note due and payable on September 21, 2008.

BE IT FURTHER RESOLVED that Corporation agrees that, in the event that they are unable to pay the at the end of the term, they will assign the agreement with Brigham Young University, dated February 20, 2008 for access to development of Fischer Tropsch synthesis technology, to Montilla Capital Inc. as damages.

IN WITNESS WHEREOF, effective this 21st day of May 2008, the undersigned Directors of Syntec Biofuel Inc. have executed this written consent, in one or more copies, all of which shall be deemed part of the original, in lieu of a meeting of the Board of Directors of Syntec Biofuel Inc.

/s/Michael Jackson	/s/George Kosanovich
Michael Jackson, Director	George Kosanovich, Director

/s/Janet Cheng
Janet Cheng, Director